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[Stonepath Group Letterhead]



                                 April 14, 2006

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-1090

        Re:  Registration Statement on Form S-1
             Registration No. 333-129306

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Stonepath Group, Inc. (the "Company") hereby applies for the immediate withdrawal of the above-mentioned Registration Statement. No securities were sold in connection with the offering covered by that Registration Statement.

Since the Company has regained its eligibility to use a Form S-3 Registration Statement for the offering, the Company has elected, after a conversation with the Staff, to proceed with the registration of the offering using that form. The Company is filing such a registration statement immediately after the filing of this application.

Please feel free to call Brian S. North, Esquire ((215) 665-3828) or Virginia W. Wei, Esquire ((206) 336-5400) if you have any questions with respect to this application.

                                            Very truly yours,


                                            Stonepath Group, Inc.


                                            By: /s/ Robert Arovas
                                                -----------------------------
                                                 President


cc:     Hannah Teshome, Esquire



                             Stonepath Group, Inc.
                               World Trade Center
                          2200 Alaskan Way, Suite 200
                               Seattle, WA 98121
              T: (206) 336-5400                 F: (206) 336-5401